UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G Under the Securities Exchange Act of 1934 (Amendment No. )*
BELMOND LTD.
(Name of Issuer)

Class A Common Shares, $0.01 par value
(Title of Class of Securities)

G1154H107
(CUSIP Number)

June 30, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

__________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1154H107	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSON: Barry S. Sternlicht
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,021,410
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,021,410

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,021,410
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

* The calculation of the foregoing percentage is based on 101,549,374 Class A common shares outstanding as of June 13, 2016, as reported in the Issuer’s Amendment No. 1 to its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2015, filed with the Securities and Exchange Commission on June 23, 2016.

CUSIP No. G1154H107	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Belmond Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

22 Victoria Street, Hamilton HM 12, Bermuda

Item 2(a).	Name of Person Filing:

Barry S. Sternlicht (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Person is 591 West Putnam Avenue, Greenwich, Connecticut 06830.

Item 2(c).	Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A common shares, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

G1154H107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Securities Exchange Act of 1934, as amended (the “Act”) (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

CUSIP No. G1154H107	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a) - (b) Amount beneficially owned and percent of class:

As of the date hereof, the Reporting Person, through relationships with investment funds under his control, may be deemed to have beneficial ownership of 5,021,410 Shares held by investment funds under his control, or approximately 4.9% of the total Shares outstanding. All percentages calculated in this Schedule 13G are based upon an aggregate of 101,549,374 Shares outstanding as of June 13, 2016, as disclosed in the Issuer’s Amendment No. 1 to its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2015 filed with the Securities and Exchange Commission on June 23, 2016.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See the response to Item 5 on the attached cover page.

(ii)	shared power to vote or to direct the vote:

See the response to Item 6 on the attached cover page.

(iii)	sole power to dispose or to direct the disposition of:

See the response to Item 7 on the attached cover page.

(iv)	shared power to dispose or to direct the disposition of:

See the response to Item 8 on the attached cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Upon the purchase of Shares by an investment fund controlled by the Reporting Person on June 30, 2016, through relationships with investment funds under his control, the Reporting Person may have been deemed to have beneficial ownership of more than 5 percent of the total Shares outstanding. Subsequent to June 30, 2016, an investment fund controlled by the Reporting Person sold Shares, and as a result, the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the total Shares outstanding.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The investment funds under the control of the Reporting Person described in Item 4 of this Schedule 13G have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer beneficially owned by the Reporting Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

CUSIP No. G1154H107	13G	Page 5 of 5 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2016

Barry S. Sternlicht

*

* By:	/s/ Ellis F. Rinaldi
Ellis F. Rinaldi
Attorney-in-fact
Duly authorized under Powers of Attorney dated as of July 11, 2016, by and on behalf of Barry S. Sternlicht, attached as Exhibit 99.1 hereto

EXHIBIT INDEX

Exhibit No.
99.1	Powers of Attorney of the Reporting Person.